UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.        )*

St. Joseph, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85231M 10 3

(CUSIP Number)

Mark Johnson, 4870 S. Lewis, #250, Tulsa, OK 74105 (918) 742-1888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 275,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 275,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.96%

14.	Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer
Common Stock, St. Joseph, Inc., 4870 S, Lewis, Suite 250, Tulsa, OK 74105

Item 2.	Identity and Background

a. Mark Johnson

b. 4870 S. Lewis, Suite 250, Tulsa, OK 74105

c. Director of Sales and Marketing of Staf*Tek Services, Inc., wholly owned subsidiary of the Company.

d. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

        f. The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On October 27, 2003, the Company issued the Reporting Person 250,000 shares in extinguishment of loans to the Company in the amount of $1,250. On March 23, 2004, the Reporting Person was granted an option to purchase 25,000 shares, for a total beneficial ownership of 275,000 shares of Common Stock.

Item 4.	Purpose of Transaction

The purpose of the transaction was investment.

Other than as described above, the Reporting Person does not have any specific plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; provided, however, that the Reporting Person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of the Issuer

(a)  The following chart reflects the number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of the outstanding Common Stock such shares represent:

Name             Shares     Percentage

Mark Johnson     275,000 *     5.96%

*Includes options to purchase an aggregate of 25,000 shares of Common Stock, which are currently exercisable. The percentage calculation is based upon 4,631,712 shares of Common Stock outstanding, based on information from the Company as of October 31, 2004.

(b)    The Reporting Person has sole voting and dispositive power over 275,000 shares of Common Stock.

    (c)   None.

    (d)   None.

    (e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships with respect to Securities of the Issuer among the persons listed in Item 2 and between such persons and any person.

Item 7.	Material to Be Filed as Exhibits
There are no Exhibits to be filed.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2004
Date
/s/ Mark Johnson
Signature
Mark Johnson
Name/Title

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